-FOR IMMEDIATE RELEASE-

ELRON ISSUES PROXY IN CONNECTION WITH ANNUAL GENERAL MEETING ON DECEMBER 28, 2006

Tel Aviv, Israel -November 30, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its announcement on November 21, 2006, it has issued the proxy materials in connection with its Annual General Meeting of Shareholders to be held at 3.00 pm, Israel time, on December 28, 2006, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

Elron further announced that the approval of the lease agreement with Elbit Systems Ltd. (NASDAQ and TASE: ESLT), which appeared as item no. 5 on the agenda for the shareholders meeting announced by Elron on November 21, 2006, has been removed from the agenda as it is no longer deemed to be a related party transaction with a "controlling person" and therefore such item does not appear in the proxy materials.

The detailed notice and proxy statement to the shareholders shall be mailed on or about December 1, 2006 and will also be made available at no charge on the U.S. Securities and Exchange Commission's website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-6075555

elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).

Tel-Aviv, November 29, 2006

Dear Shareholder:

You are cordially invited to attend the Company’s Annual General Meeting of Shareholders to be held at 3:00 p.m., Israel time, on December 28, 2006, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked to:

(1)	elect ten (10) directors to the Board of Directors of the Company;

(2)	approve the compensation of the directors of the Company as a group;

(3)	approve the Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company;

(4)	approve the grant of 30,000 options to purchase ordinary shares of the Company to Mr. Assaf Topaz, an officer of the Company, who may be deemed to be a “Controlling Person”;

(5)	approve the adoption of Israeli generally accepted accounting principles as the Company’s primary accounting principles;

(6)	approve the amendments to the Articles of Association of the Company described in the accompanying Proxy Statement;

(7)

appoint Kost Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

(8)	receive and consider the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2005.

For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote “FOR” the resolutions specified on the enclosed form of proxy.

We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than forty-eight hours before the meeting.

Thank you for your cooperation.

Very truly yours,

AMI EREL Chairman of the Board of Directors	DORON BIRGER President & Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Tel-Aviv, Israel
November 29, 2006

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Elron Electronic Industries Ltd. (the “Company”) will be held at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel, at 3:00 p.m., Israel time, on December 28, 2006.

In the Meeting the shareholders will be asked to:

(1)	elect ten (10) directors to the Board of Directors of the Company;

(2)	approve the compensation of the directors of the Company as a group;

(3)	approve the Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company;

(4)	approve the grant of 30,000 options to purchase ordinary shares of the Company to Mr. Assaf Topaz, an officer of the Company, who may be deemed to be a “Controlling Person”;

(5)	approve the adoption of Israeli generally accepted accounting principles as the Company’s primary accounting principles;

(6)	approve the amendments to the Articles of Association of the Company described in the accompanying Proxy Statement;

(7)

appoint Kost Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

(8)	receive and consider the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2005.

Shareholders of record at the close of business on November 28, 2006 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on December 26, 2006. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy to the Company’s offices. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is December 10, 2006.

Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

By Order of the Board of Directors,

AMI EREL Chairman of the Board of Directors	DORON BIRGER President & Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD.
3 Azrieli Center
The Triangle Building, 42nd Floor
Tel-Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value (the “Ordinary Shares”), of Elron Electronic Industries Ltd. (the “Company” or “Elron”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at an Annual General Meeting of Shareholders (the “Annual Meeting”, the “Meeting” or the “AGM”) to be held on December 28, 2006, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. It is proposed that at the Meeting, the Shareholders approve the following resolutions: (1) to elect ten (10) directors to the Board of Directors of the Company; (2) to approve the compensation of the directors of the Company as a group; (3) to approve the Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company; (4) to approve the grant of 30,000 options to purchase ordinary shares of the Company to Mr. Assaf Topaz, an officer of the Company, who may be deemed to be a “Controlling Person”; (5) to approve the adoption of Israeli generally accepted accounting principles as the Company’s primary accounting principles; (6) to approve the amendments to the Articles of Association of the Company described in this Proxy Statement; (7) to appoint Kost Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and (8) to receive and consider the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2005.

The Company is unaware at this time of any other matters that will come before the Meeting.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on November 28, 2006 will be entitled to notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about November 30, 2006 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On November 1, 2006, the Company had issued and outstanding 29,544,955 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 1, 2006, unless otherwise specified, the number of Ordinary Shares owned by all shareholders known to us to own more than 5% of our Ordinary Shares and by all officers and directors as a group:

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares
Discount Investment Corporation Ltd. (“DIC”)(1) Tel Aviv, Israel	14,048,613	47.55%
Clal Insurance Group (2) Tel Aviv, Israel	148,397	0.50%
All Officers and Directors as a group (3)	188,924	0.64%

(1) IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of DIC and Clal Insurance Enterprises Holdings Ltd. (“Clal”). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

As of November 1, 2006, approximately 51.7% of the outstanding share capital of IDBH was owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden Investments”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which held 31.02% of the equity of and 31.05% of the voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor Investments”), a private Israeli company controlled by Ruth Manor, which held 10.34% of the equity of and 10.35% of the voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat Investments”), a private Israeli company controlled by Avraham Livnat and Zvi Livnat (a son of Avraham Livnat), which held 10.34% of the equity and 10.35% of the voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023 (“IDB Shareholders Agreement”). Ganden Investments, Manor Investments and Livnat Investments pledged their shares of IDBH to a financial institution as collateral for the repayment of loans borrowed to purchase such shares.

In addition, as of November 1, 2006, (i) Ganden Holdings Ltd. (“Ganden Holdings”), another private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which is the parent company of Ganden Investments, held directly approximately 11.69% of the equity of and 11.7% of the voting power in IDBH, (ii) Ganden Investments additionally held directly approximately 6.71% of the equity of and voting power in IDBH, (iii) Shelly Bergman held, through a wholly owned company, approximately 7.23% of the equity of and voting power in IDBH, (iv) another private Israeli company controlled by Ruth Manor, which is the parent company of Manor Investments, held directly approximately 0.03% of the equity and voting power in IDBH (in addition, Manor Investments held directly approximately 0.32% of the equity of and voting power in IDBD) and (v) Avraham Livnat Ltd., another private Israeli company controlled by Avraham Livnat and Zvi Livnat which is the parent company of Livnat Investments, held approximately 0.04% of the equity and voting power in IDBH. Substantially all of the additional shares of IDBH set forth in (i) and (ii) above held directly by Ganden Holdings and Ganden Investments are pledged to each respective shareholder’s lending institution. None of the shares set forth in (i)–(v) above are subject to the IDB Shareholders Agreement.

Ganden Investments, Manor Investments and Livnat Investments have pledged their shares of IDBH in favor of certain financial institutions as collateral for the repayment of certain loans borrowed by them in order to finance part of the consideration paid for the shares of IDBH purchased by them. The lenders may realize these pledges in certain events described in the agreements with such financial institutions.

Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal and Elron. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal and Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2) The Clal Insurance Group is comprised of Clal and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of November 1, 2006, the other major shareholder of Clal was Bank Hapoalim, which held approximately 17.71% of Clal’s shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.). None of the remaining shareholders of Clal held more than 5% of its shares.

The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.

(3) This amount includes 187,684 shares underlying options that are currently exercisable or that will become exercisable within 60 days of November 1, 2006. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

ITEM I–ELECTION OF DIRECTORS

The Board of Directors has nominated the ten (10) individuals named below to be elected as directors, all of whom currently serve as directors of the Company. The directors nominated in this Proxy, together with two external directors (as defined by the Israeli Companies Law, 1999 (“Companies Law”)), Mr. Yaacov Goldman and Prof. Daniel Sipper, whose terms expire in March 2007 and March 2009, respectively, shall constitute the entire Board of Directors.

Duly executed proxies (other than those directing the proxy holders not to vote for all or certain of the listed nominees) will be voted for the election of each of the ten (10) nominees, to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law.

If any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their judgment. The Company is unaware of any reason why any of the nominees, if elected, should not be able to serve as a director.

The nominees, the years in which they first became directors and their ages are set forth below:

Name	Year Became Director	Age
Ami Erel	1999	59
Avraham Asheri	1999	68
Prof. Gabi Barbash	2003	56
Prof. Yair Be’ery	2004	50
Ari Bronshtein	2006	37
Nochi Dankner	2005	51
Avraham Fischer	2003	49
Shay Livnat	2005	47
Dori Manor	2003	38
Amos Shapira	2006	57

Ami Erel has served as the Chairman of the Company’s Board of Directors since November 1999 and served as the Company’s Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 1, 2001. Mr. Erel is also Chairman of the board of directors of Cellcom Israel Ltd. and NetVision Ltd. and serves as a director of Property and Building Corporation Ltd. and Super-Sol Ltd. Mr. Erel also serves as the Chairman or a member of the boards of directors of various other subsidiaries and affiliates of DIC and Elron. From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq-The Israel Telecommunications Corp. Ltd. (“Bezeq”). From 1997 to 1998, he was Chairman of the board of directors of PelePhone Communications Ltd. Since January 2005, Mr. Erel has served as Chairman of the Executive Committee of the Manufacturers Association of Israel. From January 2000 to January 2004, Mr. Erel served as Chairman of the Board of the Israel Association of

Electronics & Information Industries. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Avraham Asheri joined the Company as a director in December 1999. He serves as the Chairman of the Company’s Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Africa Israel Investments Ltd. and Elbit Systems Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including Managing Director of the Investment Center in Israel and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

Prof. Gabi Barbash joined the Company as a director in May 2003. Since 1999, Prof. Barbash has been Director General of the Tel-Aviv Sourasky Medical Center and between 2000 and 2003 he served as Chairman of the Board of Directors of Teuza Venture Capital Fund. From 1998 until 2000, Prof. Barbash was the Chairman of the Israeli National Transplant Center. From 1996 until 1999, Prof. Barbash was the Director General of the Israeli Ministry of Health. Between 1995 and 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel-Aviv University. From 1993 until 1996, Prof. Barbash was the Director General of the Sourasky Medical Center. From 1986 until 1993, Prof. Barbash was the Deputy Director of the Sheba Medical Center and from 1990 until 1993, he was Director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash holds an M.D. degree from the Hebrew University, Jerusalem, Hadassah Medical School and a masters degree in public health from Harvard University.

Prof. Yair Be’ery joined the Company as a director in January 2004. Since 1985, Prof. Be’ery has been with the Department of Electrical Engineering at Tel Aviv University serving as its Chairman from 1999 until 2003. From 1998 until 2005, Prof. Be’ery worked with Benny Steinmetz’s Group and co-founded STI Ventures, a high technology venture investment company. From 1989 until 1996, Prof. Be’ery served as Vice President of Advanced Technology of the DSP Group Inc. Prof. Be’ery serves as a member of the board of directors of Teledata, one of our group companies. Prof. Be’ery is also a member of the advisory boards of ChipX, also one of our group companies, and Mplicity Ltd. Prof. Be’ery served previously on the boards of directors and advisory boards of numerous Israel-related technology companies. Prof. Be’ery holds B.Sc., M.Sc. and Ph.D. degrees in Electrical Engineering from Tel Aviv University, Israel.

Ari Bronshtein joined the Company as a director in March 2006. In January 2006, Mr. Bronshtein joined DIC as Vice-President. From 2004 to 2005, Mr. Bronshtein served as Vice President and head of the Economics and Business Development division of Bezeq. From 2000 to 2003, Mr. Bronshtein served as Director of Finance and Investments at Bezeq. From 1999 to 2000, Mr. Bronshtein served as Manager of Business Analysis at Comverse Technologies, Inc. From 1996 to 1999, Mr. Bronshtein served in various positions at Tadiran Ltd., his last position being Director of the Finance and Investments division. Mr. Bronshtein serves as a director of American Israeli Paper Mills Ltd. and as a director various companies within the Koor group. Mr. Bronshtein has previously served as a director of Bezeq International Ltd. and Xpert Systems Ltd. In addition, Mr. Bronshtein has served as an external director and member of the investment committee of Dash Mutual Fund Management Ltd. Mr. Bronshtein has also served as chairman of the investment committee of Stage One and as a member of the investment committee of Eurofund, both venture capital funds. Mr. Bronshtein holds a bachelors degree in Finance and Management and Masters Degree in Finance and Accounting, both from Tel Aviv University.

Nochi Dankner joined the Company as a director in June 2005. Mr. Dankner is the Chief Executive Officer and Chairman of the board of directors of IDBH and serves as Chairman of the board of directors of IDBD, DIC and Clal Industries and Investments Ltd. Mr. Dankner is the founder of the Ganden Group and serves as a director of companies in the Ganden Group, which holds investments in companies operating primarily in the fields of real estate and tourism, including as Chairman of Ganden Holdings Ltd. and Ganden Investments (2000) Ltd. and as Co-Chairman of Ganden Tourism and Aviation Ltd. and Israir Ltd. In addition, Mr. Dankner serves as a director of Cellcom Israel Ltd., Clal Insurance Company Ltd., Nesher-Israeli Cement Enterprises Ltd., Property and Building Corporation Ltd., Azorim Investments, Development and Construction Company Ltd., Super-Sol Ltd. and other public and private companies in the IDB group. Mr. Dankner is Chairman of the IDB Fund “For the Community” and is a member of “Matan–Your Way to Give”, a non-profit organization. Mr. Dankner also serves as a member of the Management Committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the Board of Trustees of the Tel Aviv University. Mr. Dankner holds an LL.B. degree from Tel Aviv University and a bachelor of arts degree in Political Science from Tel Aviv University.

Avraham Fischer joined the Company as a director in August 2003. He is the Executive Vice President of IDBH, the deputy Chairman of IDBD, Co-Chief Executive Officer of Clal Industries and Investments Ltd. and Chairman of Clal Biotechnology Industries Ltd. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., which is the principal shareholder of IDB Holding Ltd. He serves as a director of Clal Industries & Investments Ltd., IDBH, DIC, ECI Telecom Ltd., American Israeli Paper Mills Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co-chairman of “Matan–Your Way to Give.” Mr. Fischer holds an LL.B. degree from Tel Aviv University and is a member of the Israeli bar association.

Shay Livnat joined the Company as a director in June 2005 and is the founder, President and Chief Executive Officer of Zoe Holdings Ltd. He is also the founder and co-chairman of UPS Israel and UTI (Isuzu) Israel. Since 2004, Mr. Livnat has been a director of IDBD, Clal Industries and Investments Ltd. and Clal. Since 1992, Mr. Livnat has been a director of Taavura Holdings Ltd. Between 1988 and 1998, Mr. Livnat was the Managing Director of Tashtit Ltd (DAF, Liebherr) and Vice-President of the Taavura Group. Mr. Livnat holds a Bachelor of Science in Electrical Engineering, Fairleigh Dickinson University, New Jersey, USA.

Dori Manor joined the Company as a director in August 2003. He has served as Chief Executive Officer of David Lubinski Ltd., a group of automotive companies, since 2000, and was the Vice President from 1997 until 2000 and Assistant Director from 1994 until 1996. During 1994 and 1995, he served as a director of Morasco Ltd. During 1992 and 1993, he was engaged as an Industrial Engineering consultant for Factory Design Ltd. Mr. Manor serves as a director of IDBH, IDBD, DIC and Clal Industries and Investments Ltd. Mr. Manor received an MBA degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, in 1996 and a Bachelor of Science degree in Industrial Engineering from Tel Aviv University in 1993.

Amos Shapira joined the Company as a director in November 2006. Mr. Shapira serves as President and Chief Executive Officer of Cellcom Israel Ltd. From 2003 to 2005, Mr. Shapira served as Chief Executive Officer of El Al Israel Airlines Ltd. From 1993 to 2003, he served as Chief Executive Officer of Hogla-Kimberly Ltd., a company owned by Kimberly-Clark USA. Mr. Shapira holds an M.Sc. in industrial administration from the Technion, Israel Institute of Technology and a B.A. in economics from the University of Haifa.

It is proposed that at the Annual Meeting, the following Resolution be adopted:

“RESOLVED, that the ten (10) nominees proposed in the Proxy Statement, dated November 29, 2006 as directors be, and each of them hereby is, elected to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the election of the ten (10) nominees to the Board of Directors.

The Board of Directors recommends a vote FOR all the nominees to the Board of Directors.

ITEM 2–APPROVAL OF DIRECTORS’ COMPENSATION

The Companies Law requires that the terms and conditions of employment of a director, including the terms and conditions of his or her employment as an officer of a company, be approved by the audit committee of such company and by its board of directors, as well as by such company’s shareholders voting at a general meeting.

Following approval by the Audit Committee and by the Board of Directors in accordance with the Companies Regulations (Relief from Related Party Transactions), 2000, it is proposed that the Company grant compensation to the Company’s directors (other than the External Directors and the Chairman of the Audit Committee), for the fiscal year 2006, in the amount permitted to be paid to External Directors under the Companies Law adjusted to the Israeli Consumer Price Index from time to time, For companies of the same classification in relation to its shareholders’ equity, such compensation is currently, in addition to reimbursement of expenses, approximately NIS 42,960 (approximately $11,153) per director for one year and in addition approximately NIS 1,823 (approximately $424) per director for participation in each meeting of the board of directors or any committee thereof. The directors remuneration of the two External Directors and Chairman of the Audit Committee was previously approved in the maximum amount permitted under the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002, in each case linked to the Consumer Price Index, currently amounting to NIS113,528 (approximately $26,401 per year and NIS3,406 (approximately $792) per meeting of the board of directors or any committee thereof.

It is proposed that at the Annual Meeting, the following Resolution be adopted:

“RESOLVED, that the compensation paid and to be paid in 2006 to the directors of the Company, other than the External Directors and the Chairman of the Audit Committee as described in the Company’s Proxy Statement, dated November 29, 2006 be, and hereby is, approved and ratified.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed Resolution.

Since certain of the nominees to the Board of Directors of the Company are deemed to be “Controlling Persons” of the Company, as defined by the Companies Law, pursuant to the Companies Regulations (Relief from Related Party Transactions), 2000, if one or more shareholders holding in the aggregate at least 1% of the issued share capital or the voting rights in the Company notify the Company in writing, on or prior to the fourteenth day following the publication of this Proxy Statement about his/their objection to the resolution, the approval of the resolution will require that either: (i) the majority of shares voting at the Meeting includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the resolution and who are present and voting in person or by proxy, at the Meeting (without taking into account abstentions); or (ii) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.

ITEM 3–APPROVAL OF CONSULTING AGREEMENT BETWEEN THE
COMPANY AND PROF. GABI BARBASH

The Company has engaged Prof. Gabi Barbash, a director of the Company, pursuant to an agreement entered into with effect from January 1, 2006 to provide certain consulting services to the Company (the “Barbash Agreement”). These services consist mainly of assistance in connection with assessing new investments by the Company in the field of medical devices and general consulting to the Company’s management in connection with its medical device group companies. Prof. Barbash has been providing such services to the Company since January 1, 2006. The term of the engagement continues until December 31, 2006. In consideration for the services, Prof. Barbash will be compensated by the New Israeli Shekel equivalent of $5,000 (plus Value Added Tax at the applicable rate) per month plus expenses approved in advance by the Company, in addition to and without derogating from his compensation as a director of the Company. The Barbash Agreement has been approved by the Company’s Audit Committee and Board of Directors.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that the Consulting Agreement between the Company and Prof. Gabi Barbash on the terms set forth in the Company’s Proxy Statement dated November 29, 2006, be and is hereby approved and ratified.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, is necessary for approval of this resolution.

The Audit Committee and Board of Directors recommend a vote FOR approval of this resolution.

ITEM 4–APPROVAL OF THE GRANT OF 30,000 OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY TO
AN OFFICER OF THE COMPANY WHO MAY BE DEEMED TO BE A “CONTROLLING PERSON”

On November 7, 2005, following the approval of the Audit Committee, the Board of Directors granted 30,000 options to purchase ordinary shares of the Company to Mr. Assaf Topaz, a Vice President of the Company.

Mr. Topaz is the husband of Michal Topaz, the daughter of Isaac and Ruth Manor. Manor Investments, a company controlled by Ruth Manor, holds 10.34% of the equity of and voting power in IDBH. Manor Investments, Ganden Investments and Livnat Investments jointly control IDBH.

Ruth and Isaac Manor and their four children, Dori Manor, Sharon Manor, Tami Manor and Michal Topaz hold all the shares of Manor Investments through two private Israeli companies: (i) Manor Holdings BI Ltd. (a private Israeli company wholly owned by Ruth and Isaac Manor), which holds 60% of the shares and (ii) Euro Man Automotive Ltd. (“Euro Man”) which holds 40% of the shares. Euro Man, in turn, is held by Ruth and Isaac Manor who each own 10% of the shares and their aforementioned children, including Michal Topaz, each holding 20% of the shares.

By virtue of the foregoing, Mr. Topaz may be deemed to be a “Controlling Person” of the Company as defined under the Companies Law or a relative of a “Controlling Person”. Under the Companies Law, any transaction between the Company and a “Controlling Person” in connection with the employment of the “Controlling Person” requires the approval of the Company’s Audit Committee and its Board of Directors as well as the Company’s shareholders voting at a general meeting.

The terms of the Options are in accordance with the Company’s 2003 Employee Stock Option Plan except that due to the fact that Mr. Topaz may be deemed to be a “Controlling Person” or a relative of a “Controlling Person”, the Options were granted under Section 3(I) instead of Section 102 of the Israeli Income Tax Ordinance, the difference only being tax related. The Options vest over a period of four years from the date of grant, November 7, 2005, at a rate of 25% per year. The Options are exercisable at a price per share of $9.12 representing a discount of 15% from the market price per share of the Company on the date of grant.

The number of Options and the terms and conditions applicable thereto are consistent with options granted to other employees of the Company at a similar level to Mr. Topaz and is consistent with past Company practice. In addition, the exercise price applicable to the Options is the same price applicable to options granted to other employees at the same time.

It is proposed that at the Annual Meeting, the following Resolution be adopted:

“RESOLVED, that the grant of 30,000 options to purchase ordinary shares of the Company to Mr. Assaf Topaz, an officer of the Company, as described in the Company’s Proxy Statement, dated November 29, 2006 be, and hereby is, approved and ratified.”

Since Mr. Topaz may be considered a “Controlling Person” or a relative of a “Controlling Person” under the Companies Law, approval of the resolution requires the affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, provided that such majority includes one of the following: (a) at least one-third (1/3) of the shares of those voting in person or by proxy at the meeting who do not have a personal interest in the subject matter of the proposed resolutions; or (b) the total number of votes against the approval voted by shareholders who do not have a personal interest, does not exceed one percent (1%) of the total voting rights in the Company.

The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.

ITEM 5–APPROVAL OF THE ADOPTION BY THE COMPANY OF ISRAELI
GAAP AS ITS PRIMARY ACCOUNTING PRINCIPLES.

In October 2000, the shareholders of Company approved the adoption by the Company of US generally accepted accounting principles (“GAAP”) as its primary accounting principles. On October 25, 2006, DIC, the Company’s major shareholder currently holding approximately 48% of the Company, commenced a tender offer to purchase up to an additional 15% of the Company. It is more likely than not that by virtue of the tender offer, DIC will increase its holdings of the Company to more than 50%, in which event the Company would become a subsidiary of DIC and its financial statements would need to be consolidated within those of DIC. DIC, an Israeli public company, traded on the Tel Aviv Stock Exchange, is required to report according to Israeli GAAP. For the Company to prepare two sets of financial statements, one according to US GAAP and one according to Israeli GAAP, would place an unreasonable burden and cost on the Company and exposes the Company to the risk of errors. Furthermore, DIC has indicated in the tender offer materials that upon completion of the tender offer, it intends to propose that the Company change its accounting basis from U.S. GAAP to Israeli GAAP. It should be noted that in November 2005, the Israeli Accounting Standard Board determined that, effective January 1, 2008, financial statements of Israeli public companies will be prepared in accordance with International Financial Reporting Standards (IFRS) in lieu of Israeli GAAP. Accordingly, the Company’s financial statements will be converted to IFRS effective January 1, 2008.

Accordingly, it is recommended that the Company adopt Israeli GAAP as its primary accounting principles, effective for its 2006 fiscal year. The Company will also provide a reconciliation to US GAAP in its quarterly and annual audited consolidated financial statements. The Audit Committee and the Board of Directors, without the presence of those directors who are officers and/or directors of DIC and/or IDBD and/or IDBH, approved the adoption of Israeli GAAP as the Company’s primary accounting principles with effect for the Company 2006 fiscal year.

It is proposed that at the Annual Meeting, the following Resolution be adopted:

“RESOLVED, that the Company adopt Israeli generally accepted accounting principles as its primary accounting principles, with effect for its 2006 fiscal year, as described in the Company’s Proxy Statement, dated November 29, 2006 be, and hereby is, approved and ratified.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary to approve this resolution.

The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.

ITEM 6–APPROVAL OF AMENDMENTS TO ARTICLES OF ASSOCIATION

Certain new Israeli regulations make it advisable for the Company to make certain changes in its Articles of Incorporation.

A. Conforming to new regulations concerning the convening of general meetings

New regulations concerning the convening of general meetings were published recently: Voting by Writing and Position Notices Regulations–5766-2005 and Publishing of a Notice of a General

Meeting and a Class Meeting of a Public Company (amendment) Regulations 5766-2005 (the “New Regulations”).

The New Regulations enable shareholders, among other things, to vote in writing at general meetings of shareholders in public companies, on certain issues, without being required to attend the meetings or without appointing an alternate to attend the meetings through a proxy. In addition, under the New Regulations companies are entitled (although not required) to enable voting via the Internet. Nevertheless, companies traded also outside Israel, like the Company, may be exempted from the procedural requirements of the New Regulations in relation with voting by writing and position notices if they send proxies to their shareholders and enable them to vote and to express opinion through the proxy under the foreign law (including foreign stock exchange rules) applicable to them. Also changes have been made under the New Regulations in the procedure for public companies to notify the convening of general meetings and with regard to the way general meetings are convened and conducted.

We wish to conform the Company’s Articles of Association to the New Regulations and accordingly wish to make the following amendments:

1. Article 56.1 shall be amended as follows:

“A notice of a General Meeting shall be published in at least two widely distributed daily newspapers published in Hebrew. The notice shall be published at least fourteen days prior to the convening of the meeting or before if required by law.”

2. The following new Articles 66A and 66B shall be added:

“66A. Deed of Vote–A Shareholder may vote in a Shareholders Meeting by means of a Deed of Vote (ktav hatzba’ah) on any issue for which voting by Deed of Vote is required to be offered under applicable Law and on any other issue for which the Board of Directors has approved voting by Deed of Vote, either generally or specifically. The form of the Deed of Vote shall be set by the corporate secretary or any one so authorized by the Board of Directors.

For the purposes of these articles, a “proxy” would also apply, mutatis mutandis, to a Deed of Vote and may be used instead of a Deed of Vote, subject to the applicable law.”

66B The Board of Directors may authorize shareholder voting in a general meeting via the Internet, subject to applicable law.”

B. Miscellaneous

The following additional changes relate to substitute directors and Board Committees:

1. Due to an amendment to the Companies Law, it is proposed to amend Article 92.1 as follows:

A Director, except an external director, may appoint a substitute director in his place subject to the approval of the substitute by the Board (hereinafter - the “Substitute Director”). Notwithstanding the aforesaid, there shall not be appointed as a Substitute Director, any person who is not himself qualified to be appointed a director, or who himself already officiates as a Substitute Director of another Director. A person who already officiates as a Director of the Company shall not be appointed as a Substitute Director, other than as a substitute in a Board Committee.

2. It is proposed to amend Article 100 to comply with an amendment to the Companies Law which enables Board Committees to be comprised of members who are not Board members. Under the amendment, a committee, which is comprised also of members who are not members of the Board, may only advise or make recommendations to the Board of Directors. Accordingly Article 100 shall be amended as follows:

“Subject to the provisions of the Companies Law, the Board may, as it deems fit, set up committees of two or more persons, appoint members of such committees (hereinafter - a “Board Committee”), and delegate its powers, in whole or in part, to a Board Committee.”

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

RESOLVED, to approve the amendments to the Articles of Association of the Company, as described in the Company’s Proxy Statement, dated November 29, 2006 be, and hereby is, approved and ratified.

The affirmative vote of shareholders represented at the Meeting in person or by proxy who are entitled to vote and holding Ordinary Shares conferring in the aggregate at least 67% of the votes actually cast is necessary to amend the Articles of Association.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 7–APPROVAL OF APPOINTMENT OF KOST FORER
GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL

Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, Certified Public Accountants (Israel), has been nominated by the Audit Committee and the Board of Directors of the Company for appointment as the auditors of the Company until the next annual general meeting of the Company. Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global has no relationship with the Company except as auditors other than tax related services provided to the Company from time to time.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

“RESOLVED, that the Company’s auditors, Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global be, and they hereby are, reappointed as auditors of the Company until the next annual general meeting of the Company and that the Audit Committee and the Board of Directors be, and hereby are authorized to determine the fees of said auditors.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the Resolution appointing Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global as auditors of the Company.

The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.

ITEM 8–CONSIDERATlON OF THE AUDITORS’ REPORT, THE DIRECTORS’
REPORT AND THE FINANCIAL STATEMENTS

At the Annual General Meeting, the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2005 will be presented.

The Annual Report for 2005 including the Financial Statements, Auditors’ Report and the Management Report for 2005 have been provided to the shareholders prior to the mailing of this Proxy Statement.

By Order of the Board of Directors,

AMI EREL Chairman of the Board of Directors	DORON BIRGER President & Chief Executive Officer

Dated: November 29, 2006

ELRON ELECTRONIC INDUSTRIES LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 28, 2006

The undersigned hereby constitutes and appoints DORON BIRGER and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the “Company”), standing in the name of the undersigned at the close of business on November 28, 2006, at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on December 28, 2006 at 3.00 p.m., and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as set forth below.

Under the Companies Law, 1999 you are required to indicate whether or not you have a personal interest in the resolution described in proposals 2 and 4 which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:

•	holds 5% or more of the issued and outstanding share capital or voting rights, or

•	has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or

•	is a director or a general manager.

An interest resulting merely from the holding of a company’s shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN ANY OF RESOLUTIONS DESCRIBED IN PROPOSALS 2 OR 4, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR SUCH RESOLUTION.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELRON ELECTRONIC INDUSTRIES LTD.

December 28, 2006

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

”  Please detach along perforated line and mail in the envelope provided.  ”

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.			THE ELECTION OF DIRECTORS:

NOMINEES:
☐	FOR ALL NOMINEES	¡	Ami Erel
		¡	Avraham Asheri
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	¡	Prof. Gabi Barbash
		¡	Prof. Yair Be’ery
		¡	Nochi Dankner
☐	FOR ALL EXCEPT (See instructions below)	¡	Avraham Fischer
		¡	Shay Livnat
		¡	Dori Manor
		¡	Ari Bronshtein
		¡	Amos Shapira

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
2.	Approval of Directors’ compensation,	☐	☐	☐

Please State whether or not you have a personal interest in the resolution described in this proposal 2.		☐ YES	☐ NO

		FOR	AGAINST	ABSTAIN
3.	Approval the Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company.	☐	☐	☐

4.	Approval of the grant of 30,000 options to purchase Ordinary Shares of the Company to Mr. Assaf Topaz, an officer of the Company, who may be deemed to be a “Controlling Person”.	☐	☐	☐

Please State whether or not you have a personal interest in the resolution described in this proposal 4.		☐ YES	☐ NO

		FOR	AGAINST	ABSTAIN
5.	Approval of the adoption of Israeli generally accepted accounting principles as the Company’s primary accounting principles.	☐	☐	☐

6.	Approval of the amendments to the Articles of Association of the Company.	☐	☐	☐

7.

Appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees.

		☐	☐	☐

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” in all Proposals listed above.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.